SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
       Section 12(g) of the Securities Exchange Act of 1934 or Suspension
            of Duty to File Reports Under Section 13 and 15(d) of the
                        Securities Exchange Act of 1934.

                        Commission File Number 001-000052


              AMERICAN HOUSEHOLD, INC. (f.k.a. Sunbeam Corporation)
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             (Exact name of registrant as specified in its charter)


                            2381 Executive Center Dr.
                                    Suite 200
                                 Boca Raton, FL
                                 (561) 912-4100
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         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


        Zero Coupon Convertible Senior Subordinated Debentures, due 2018
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            (Title of each class of Securities covered by this Form)


                                      None
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         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)


Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

       Rule 12g-4(a)(1)(i)       [  ]     Rule 12h-3(b)(1)(ii)       [  ]
       Rule 12g-4(a)(1)(ii)      [  ]     Rule 12h-3(b)(2)(i)        [  ]
       Rule 12g-4(a)(2)(i)       [  ]     Rule 12h-3(b)(2)(ii)       [  ]
       Rule 12g-4(a)(2)(ii)      [  ]     Rule 15d-6                 [x ]
       Rule 12h-3(b)(1)(i)       [  ]

Approximate number of holders of record as of the certification or notice date:
Less than 300(1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Sunbeam Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  December 18, 2002               By: /s/ Steven R. Isko
                                           -----------------------------
                                           Name:  Steven R. Isko
                                           Title: Executive Vice President and
                                                  Chief Legal Officer

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(1)   This certification is being made as of January 1, 2002. The filing of this
      Form 15 is being made in connection with the effectiveness of the Issuer's Plan of Reorganization, which became effective on December 18, 2002, and pursuant to which all of the previously outstanding Zero Coupon
      Convertible Senior Subordinated Debentures of the Issuer were cancelled.